SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13)*

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 245 Park Avenue New York, New York 10167 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7.	SOLE VOTING POWER

8.	SHARED VOTING POWER
7,056,934
9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER
7,056,934
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
7,056,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.62%
14.	TYPE OF REPORTING PERSON OO

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
7,056,934
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
7,056,934
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
7,056,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.62%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
5,284,648
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
5,284,648
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
5,284,648
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.93%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
R. Andrew Cueva
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
5,284,648
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
5,284,648
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
5,284,648
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.93%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Paloma International L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
1,772,286
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
1,772,286
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
1,772,286
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.69%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
S. Donald Sussman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
1,772,286
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
1,772,286
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
1,772,286
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.69%
14.	TYPE OF REPORTING PERSON IN

This statement is filed with respect to the shares of the common stock, without par value (the "Common Stock"), of Agilysys, Inc., an Ohio corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of May 28, 2011 and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 1, 2008, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), Michael A. Kaufman, a United States citizen (“Mr. Kaufman”), Paloma International L.P., a Delaware limited partnership ("Paloma"), S. Donald Sussman, a United States citizen (“Mr. Sussman”) and R. Andrew Cueva, a United States citizen (“Mr. Cueva” and, collectively with MAK Capital, MAK Fund, Mr. Kaufman, Paloma and Mr. Sussman, the "Reporting Persons").

The Reporting Persons collectively beneficially own 7,056,934 shares of Common Stock, representing 30.62% of the outstanding shares of Common Stock.  MAK Fund individually owns 5,284,648 shares of Common Stock, representing 22.93% of the outstanding shares of Common Stock.  Paloma individually owns 1,772,286 shares of Common Stock, representing 7.69% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since the filing of the last Schedule 13D amendment on October 14, 2010 and through October 21, 2010, the date on which the Rule 10b5-1 Purchase Agreement terminated in accordance with its terms, MAK Fund acquired an aggregate of 135,326 shares of Common Stock for an aggregate purchase price of $972,641.16, which was funded from its working capital.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of Schedule 13D is supplemented by the following:

Lock Up with Respect to the Sale of the Technology Solutions Group:

On May 28, 2011, the Issuer entered into a Stock and Asset Purchase Agreement (the “Acquisition Agreement”) among OnX Acquisition LLC, a Delaware limited liability company (“OnX”), OnX Enterprise Solutions Limited, an Ontario company  (“OnX Enterprise” and, together with OnX, the “Purchaser”), the Issuer and the Issuer’s subsidiary, Agilysys Technology Solutions Group, LLC, a Delaware limited liability company, pursuant to which the Issuer has agreed to sell to Purchaser the Issuer’s Technology Solutions Group business (the “Acquisition”), the consummation of which is conditioned upon, among other things, the affirmative vote of two-thirds of the votes entitled to be cast by the holders of the outstanding shares of Common Stock.  In order to induce Purchaser and Issuer to enter into the Acquisition Agreement, MAK Fund, Sunrise Partners Limited Partnership, a subsidiary of Paloma, and OnX have entered into a Voting Agreement (the “Lock Up Agreement”), pursuant to which MAK Fund and  Sunrise Partners Limited Partnership (collectively, the “Lock Up Parties”) have agreed to (a) cause all shares of Common Stock beneficially owned by the Lock Up Parties to be counted as present for purposes of establishing a quorum at any meeting of the shareholders of the Issuer held for the purpose of obtaining the shareholders’ approval for the Acquisition and (b) with respect to share of Common Stock beneficially owned by the Lock Up Parties over which the Lock Up Parties retain voting control under the terms of the Original Voting Trust Agreement (as defined herein) (the “Covered Shares”), vote the Covered Shares (i) in favor of the Acquisition (whether or not recommended by the Issuer’s board of directors) and (ii) against any proposal (x) to sell the Issuer’s Technology Solutions Group to a third party, and (y) certain other transactions that could reasonably be expected to impede, interfere with, delay or adversely affect the Acquisition.  In addition, the Lock Up Parties granted to and appointed OnX irrevocable proxy and attorney-in-fact to vote the Covered Shares in the manner indicated in clause (b) of the preceding sentence.  The Lock Up Agreement and the proxy granted pursuant thereto remain in effect until the earliest of (a) the termination of the Acquisition Agreement, (b) the day following the meeting of the Issuer’s shareholders conducted to obtain shareholder approval for the Acquisition and (c) November 30, 2011, which may under certain circumstances be extended to December 31, 2011.

A copy of the Lock Up Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

For a complete description of the Acquisition, see the Acquisition Agreement, which is attached hereto as Exhibit B and is incorporated herein by reference.

Revised Voting Trust Agreement:

On May 31, 2011, MAK Fund, Paloma and Computershare Trust Company, N.A., a national banking association (the “Trustee”) entered into an Amended and Restated Voting Trust Agreement (the “Revised Voting Trust Agreement”) to address corporate governance concerns and clarify the effect on the voting trust created by the Voting Trust Agreement, were the Reporting Persons to beneficially own one-third or more of the outstanding Common Stock and other outstanding voting securities of the Issuer (collectively, the “Voting Securities”) as a result of a decrease in the total number of Voting Securities outstanding.  In such event, pursuant to the Revised Voting Trust Agreement, regardless of how large the Reporting Persons’ economic interest in the Issuer becomes, its voting power will be effectively limited to no more than 23% or 27% of the Voting Securities in the event of a shareholder vote on (i) a merger, consolidation, conversion, sale or disposition of stock, a sale or disposition of assets or other business combination transaction, which requires approval of two-thirds of the voting power of the Issuer (a “Strategic Transaction”) or (ii) a transaction or action other than a Strategic Transaction, which requires approval of two-thirds of the voting power of the Issuer (an “Other Transaction”), respectively.  As a result of the Revised Voting Agreement, in connection with a Strategic Transaction or Other Transaction, the Reporting Persons would continue to possess the total voting power only over a number of shares of Voting Securities that would equal the total voting power it would possess were it to hold only one-third of the Voting Securities.  No other terms of the Voting Trust Agreement dated as of December 31, 2009 (the “Original Voting Trust Agreement”) were changed.  The Revised Voting Trust Agreement will become effective at such time, if any, that the number of shares of Common Stock owned by the Reporting Persons equals or exceeds one-third of the Voting Securities then outstanding as a result of a decrease in the total number of Voting Securities outstanding.  Until the effectiveness of the Revised Voting Trust Agreement, the Original Voting Trust Agreement will remain in full force and effect.

A copy of the Revised Voting Trust Agreement is attached hereto as Exhibit C and is incorporated herein by reference.

Automatic Termination of Rule 10b5-1 Purchase Agreement:

As of the close of business on October 21, 2010, MAK Fund had purchased in the aggregate 1,600,000 shares of Common Stock pursuant to the Rule 10b5-1 Purchase Agreement, which resulted in the automatic termination of the Rule 10b5-1 Purchase Agreement, pursuant to its terms.

Shareholder Approval Required should the Reporting Persons wish to Acquire Additional Shares

At the Special Shareholders Meeting held February 18, 2010, the Issuer’s shareholders authorized the Reporting Persons, for a 360 day period, to acquire additional shares of Common Stock to increase their ownership to 20% or more, but not to exceed one-third, of the Issuer’s outstanding shares.   In accordance with applicable Ohio law, the Reporting Persons are not permitted to purchase additional shares of Common Stock without first seeking shareholder approval.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           The Reporting Persons collectively beneficially own 7,056,934 shares of Common Stock, representing 30.62% percent of the outstanding shares of Common Stock.  The ownership calculation has been based on the 23,051,825 shares of Common Stock outstanding as of January 31, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q, which was filed by the Issuer with the Securities and Exchange Commission on February 8, 2011.

MAK Fund individually owns 5,284,648 shares of Common Stock, representing 22.93% of the outstanding shares of Common Stock.

Paloma individually owns 1,772,286 shares of Common Stock, representing 7.69% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

(b)           MAK Capital, MAK Fund, Mr. Kaufman and Mr. Cueva have shared power to vote or direct the vote of the 5,284,648 shares of Common Stock owned by MAK Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 1,772,286 shares of Common Stock owned by Paloma.

MAK Capital, MAK Fund, Mr. Kaufman and Mr. Cueva have shared power to dispose or direct the disposition of the 5,284,648 shares of Common Stock owned by MAK Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 1,772,286 shares of Common Stock owned by Paloma.

(c)           Since the filing of the last Schedule 13D amendment on October 14, 2010, MAK Fund acquired an aggregate of 135,326 shares of Common Stock for an aggregate purchase price of $972,641.16, which was funded from its working capital.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of Schedule 13D is supplemented by the following:

The description of the Lock Up Agreement contained under the heading “Lock Up with respect to the sale of the Technology Solutions Group:” in Item 4 is incorporated herein by reference.

The description of the Revised Voting Trust Agreement contained under the heading “Revised Voting Trust Agreement:” in Item 4 is incorporated herein by reference.

The information contained under the heading “Automatic Termination of Rule 10b5-1 Purchase Agreement:” in Item 4 with respect to the automatic termination of the Rule 10b5-1 Purchase Agreement is incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A – Voting Agreement dated May 28, 2011 among OnX Acquisition LLC, MAK Fund and Sunrise Partners Limited Partnership.

Exhibit B - Stock and Asset Purchase Agreement dated as of May 28, 2011 among Agilysys, Inc., Agilysys Technology Solutions Group, LLC, OnX Acquisition LLC and OnX Enterprise Solutions Limited (incorporated by reference to Exhibit 2.1 of Agilysys, Inc.’s Current Report on Form 8-K filed on May 31, 2011).

Exhibit C –  Amended and Restated Voting Trust Agreement dated as of May 31, 2011 among MAK Fund, Paloma and Computershare Trust Company, N.A.

Exhibit D – Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D/A filed on August 10, 2010).

Exhibit E – Power of Attorney executed May 9, 2006 by S. Donald Sussman (incorporated by reference to Exhibit C to the Reporting Persons’ Schedule 13D/A filed on February 1, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: May 31, 2011

MAK CAPITAL ONE L.L.C.

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

By: /s/ Michael A. Kaufman Michael A. Kaufman

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Management Company, general partner

By: /s/ Michael J. Berner
Michael J. Berner Executive Vice President

S. DONALD SUSSMAN

By: /s/ Michael J. Berner, Attorney-in-Fact
Michael J. Berner, Attorney-in-Fact

/s/ R. Andrew Cueva
R. ANDREW CUEVA

EXHIBIT A

Execution Version
VOTING AGREEMENT

VOTING AGREEMENT, dated as of May 28, 2011 (this “Agreement”), among ONX ACQUISITION LLC, a Delaware limited liability company (“Purchaser”) and the stockholders of AGILYSYS, INC., an Ohio corporation (the “Seller”) listed on Schedule A hereto (each, a “Shareholder” and, collectively, the “Shareholders”).

RECITALS

WHEREAS, concurrently herewith, Purchaser and the Seller and certain other parties thereto are entering into a Stock and Asset Purchase Agreement (the “Purchase Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Purchase Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Seller and Seller’s direct or indirect wholly-owned subsidiary, Asset Seller, respectively, will sell to Purchaser and Purchaser’s direct or indirect subsidiary, Asset Purchaser, respectively, all of the Subject Shares and all of the Purchased Assets, respectively (such transactions, collectively, the “Acquisition”);

WHEREAS, each Shareholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of common shares, without par value, of the Seller (“Shares”) as set forth on Schedule A hereto (with respect to each Shareholder, such shares and any additional Shares or other voting securities of the Seller of which such Shareholder acquires record or beneficial ownership after the date hereof, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Owned Shares”);

WHEREAS, each Shareholder is party to that certain Voting Trust Agreement, dated as of December 31, 2009, as the same may be amended and restated pursuant to that certain Amended and Restated Voting Trust Agreement substantially in the form previously provided to the Purchaser (collectively, the “Voting Trust”), by and among the Shareholders and Computershare Trust Company, N.A. (the “Trustee”) pursuant to which, in connection with certain Strategic Transactions (as defined in the Voting Trust) and Other Transactions (as defined in the Voting Trust), each such Shareholder has voting control over certain of its Owned Shares (all shares with respect to which such Shareholder has voting control in connection with Strategic Transactions or Other Transactions, such Shareholder’s “Covered Shares”) and the Trustee has voting control over the remaining portion of each such Shareholder’s Owned Shares;

WHEREAS, in order to induce Purchaser and Seller to enter into the Purchase Agreement and to proceed with the transactions contemplated thereby, including the Acquisition, Purchaser and the Shareholders are entering into this Agreement; and

WHEREAS, the Shareholders acknowledge that Purchaser is entering into the Purchase Agreement in reliance on the representations, warranties, covenants and other agreements of the Shareholders set forth in this Agreement and would not enter into the Purchase Agreement if any Shareholder did not enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Purchaser and the Shareholders hereby agree as follows:

1. Agreement to Vote.  Prior to the Termination Date (as defined herein), each Shareholder irrevocably and unconditionally agrees that it shall at any meeting of the stockholders of the Seller (whether annual or special and whether or not an adjourned or postponed meeting), however called, or in connection with any written consent of stockholders of the Seller (a) when a meeting is held, appear at such meeting or otherwise cause the Owned Shares to be counted as present thereat for the purpose of establishing a quorum, and respond to each request by the Seller for written consent, if any and (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Covered Shares (i) in favor of the Acquisition and the other transactions contemplated in the Purchase Agreement necessary for consummation of the Acquisition (whether or not recommended by Seller’s board of directors) and (ii) against (A) any TSG Proposal and Contingent Seller Proposal and (B) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Acquisition or any other matters necessary for consummation of the Acquisition.

2.   Grant of Irrevocable Proxy; Appointment of Proxy.

(a) SUBJECT TO THE LAST SENTENCE OF THIS SECTION 2(a), EACH SHAREHOLDER HEREBY GRANTS TO, AND APPOINTS, PURCHASER, THE EXECUTIVE OFFICERS OF PURCHASER, AND ANY OTHER DESIGNEE OF PURCHASER, EACH OF THEM INDIVIDUALLY, SUCH SHAREHOLDER’S IRREVOCABLE (UNTIL THE TERMINATION DATE) PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE COVERED SHARES AS INDICATED IN SECTION 1 HEREOF.  EACH SHAREHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION DATE) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY SUCH SHAREHOLDER WITH RESPECT TO THE COVERED SHARES (THE SHAREHOLDER REPRESENTING TO THE SELLER THAT ANY SUCH PROXY IS NOT IRREVOCABLE).  PURCHASER FOR ITSELF AND ON BEHALF OF THE EXECUTIVE OFFICERS OF THE PURCHASER AND ANY OTHER DESIGNEE OF THE PURCHASER, ACKNOWLEDGES AND AGREES THAT, OTHER THAN WITH RESPECT TO THOSE MATTERS REFERRED TO IN SECTION 1(b) HEREOF, EACH SHAREHOLDER MAY VOTE THE COVERED SHARES ON ALL MATTERS, INCLUDING ANY SHAREHOLDER VOTE TO APPROVE ANY TRANSACTION BETWEEN THE SELLER AND THE PURCHASER OTHER THAN THE ACQUISITION, AND THE PURCHASER, THE EXECUTIVE OFFICERS OF THE PURCHASER, AND ANY OTHER DESIGNEE OF THE PURCHASER MAY NOT EXERCISE THE PROXY CONTAINED HEREIN WITH RESPECT TO SUCH MATTERS.

(b) The proxy granted in this Section 2 shall automatically expire upon the termination of this Agreement.

3.   No Inconsistent Agreements. Each Shareholder hereby covenants and agrees that, except as contemplated by this Agreement, such Shareholder (a) other than the Voting Trust, has not entered into, and shall not enter into at any time prior to the Termination Date, any voting agreement or voting trust with respect to any Covered Shares, and (b) has not granted, and shall not grant at any time prior to the Termination Date, a proxy or power of attorney with respect to any Covered Shares, in either case, which is inconsistent with such Shareholder’s obligations pursuant to this Agreement.

4.   Termination.  This Agreement shall terminate upon the earliest of (a) the termination of the Purchase Agreement in accordance with its terms, (b) the day following the date of the Shareholders Meeting, including any adjournment or postponement thereof, or the day following the date on which consents for approval of the Acquisition shall have been tabulated and (c) the Outside Date (such earliest date being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 12 to 23 shall survive the termination of this Agreement; provided further, that any liability incurred by any party hereto as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the termination of this Agreement.

5.   Representations and Warranties of Shareholders.  Each Shareholder, as to itself (severally and not jointly), hereby represents and warrants to Purchaser as follows:

(a) Such Shareholder is the record or beneficial owner of, and has good and valid title to, the Covered Shares, free and clear of Liens other than as created by this Agreement.  Such Shareholder has sole voting power, sole power of disposition, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws, the terms of this Agreement and the Voting Trust.  As of the date hereof, other than the Owned Shares, such Shareholder does not own beneficially or of record any Shares or other voting securities of the Seller or any interest therein.  Other than the Voting Trust, the Covered Shares are not subject to any voting trust agreement or other Contract to which such Shareholder is a party restricting or otherwise relating to the voting or Transfer of the Covered Shares.  Such Shareholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Covered Shares, except as contemplated by this Agreement.

(b) Each such Shareholder which is an entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the General Enforceability Exceptions.

(c) Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of such Shareholder for the execution, delivery and performance of this Agreement by such Shareholder or the consummation by such Shareholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such Shareholder nor the consummation by such Shareholder of the transactions contemplated hereby nor compliance by such Shareholder with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of any such Shareholder which is an entity, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of such Shareholder pursuant to, any Contract to which such Shareholder is a party or by which such Shareholder or any property or asset of such Shareholder is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Shareholder or any of such Shareholder’s properties or assets except, in the case of clause (B) or (C), for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of such Shareholder to perform its obligations hereunder.

(d) There is no action, suit, investigation, complaint or other proceeding pending against any such Shareholder or, to the knowledge of such Shareholder, any other Person or, to the knowledge of such Shareholder, threatened against any Shareholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Purchaser of its rights under this Agreement or the performance by any party of its obligations under this Agreement.

(e) Such Shareholder understands and acknowledges that Purchaser is entering into the Purchase Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement and the representations and warranties of such Shareholder contained herein.

6.   Certain Covenants of Shareholder.  Each Shareholder, for itself (severally and not jointly), hereby covenants and agrees as follows:

(a) Prior to the Termination Date, and except as contemplated hereby, such Shareholder shall not (i) tender into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively “Transfer”), or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of any of the Covered Shares or beneficial ownership or voting power thereof or therein (including by operation of law), (iii) grant any proxies or powers of attorney inconsistent with the proxy contained in Section 2 hereof, deposit any Covered Shares into a voting trust or enter into a voting agreement with respect to any Covered Shares or (iv) knowingly take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing its obligations under this Agreement.  Any Transfer in violation of this provision shall be void.  Such Shareholder further agrees to authorize and request the Seller to notify the Seller’s transfer agent that there is a stop transfer order with respect to all of the Covered Shares and that this Agreement places limits on the voting of the Covered Shares.  If so requested by Purchaser, such Shareholder agrees that the certificates representing Covered Shares shall bear a legend stating that they are subject to this Agreement and to the irrevocable proxy granted in Section 2(a).

(b) Prior to the Termination Date, such Shareholder shall promptly notify Purchaser of the number of any new Shares or other voting securities of the Seller with respect to which beneficial ownership is acquired by such Shareholder, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Seller, if any, after the date hereof.  Any such Shares or other voting securities of the Seller with respect to which such Shareholder has voting control in connection with Strategic Transactions or Other Transactions pursuant to the Voting Trust shall automatically become subject to the terms of this Agreement, and Schedule A shall be adjusted accordingly.
7.   Shareholder Capacity.  This Agreement is being entered into by each Shareholder solely in its capacity as a Shareholder of the Seller, and nothing in this Agreement shall restrict or limit the ability of any Shareholder who is a director or officer of the Seller to take any action in his or her capacity as a director or officer of the Seller to the extent specifically permitted by the Purchase Agreement.  The obligation of each Shareholder hereunder shall be several and not joint and no Shareholder shall be liable for any breach of the terms of this Agreement by any other Shareholder.

8.   Disclosure.  Each Shareholder hereby authorizes Purchaser and the Seller to publish and disclose in any announcement or disclosure required by the SEC and in the Proxy Statement such Shareholder’s identity and ownership of the Covered Shares and the nature of such Shareholder’s obligations under this Agreement.

9.   Further Assurances.  From time to time, at the request of Purchaser and without further consideration, each Shareholder shall take such further action as may reasonably be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

10.   Non-Survival of Representations and Warranties.  The representations and warranties of the Shareholders contained herein shall not survive the closing of the transactions contemplated hereby and by the Purchase Agreement, or the termination of this Agreement in accordance with its terms.

11.   Amendment and Modification.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each party and otherwise as expressly set forth herein.

12.   Waiver.  No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.  Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

13.   Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or electronic mail, upon written confirmation of receipt by facsimile or electronic mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) If to a Shareholder, to the address set forth opposite such Shareholder’s name on Schedule A hereto.

(ii) If to Purchaser:

OnX Acquisition LLC
c/o Marlin Equity Partners
2121 Rosecrans Avenue, Suite 4325
El Segundo, CA  90245
Facsimile:  (310) 364-0110
Attention:  Steve Johnson
E-Mail:  sjohnson@marlinequity.com

with a copy to:

Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California  90071
Facsimile:  (213) 229-6504
Attention:  Jeffrey Le Sage, Esq.
E-Mail:  jlesage@gibsondunn.com

14.  Entire Agreement.  This Agreement constitutes the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof and thereof.

15.  No Third-Party Beneficiaries.  Except for the Seller, which shall be a third party beneficiary of this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

16.  Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed and enforced in accordance with, the laws of the State of Ohio, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

17.  Submission to Jurisdiction.  Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Ohio (and if jurisdiction in the courts of the State of Ohio shall be unavailable, the Federal courts of the United States of America of the Northern District of Ohio), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each party hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the courts of the State of Ohio (and if jurisdiction in the courts of the State of Ohio shall be unavailable, the Federal courts of the United States of America of the Northern District of Ohio), (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the courts of the State of Ohio (and if jurisdiction in the courts of the State of Ohio shall be unavailable, the Federal courts of the United States of America of the Northern District of Ohio), and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding the courts of the State of Ohio (and if jurisdiction in the courts of the State of Ohio shall be unavailable, the Federal courts of the United States of America of the Northern District of Ohio), and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in the courts of the State of Ohio (and if jurisdiction in the courts of the State of Ohio shall be unavailable, the Federal courts of the United States of America sitting in the State of Ohio). Each party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 13.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

18.  Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void; provided, however, that Purchaser may assign all or any of its rights and obligations hereunder to any direct or indirect subsidiary of Purchaser; provided further, that no assignment shall limit the assignor’s obligations hereunder.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

19.  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.  Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

20.  Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

21.  Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

22.  Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party; provided, however, that if any of the Shareholders fail for any reason to execute this Agreement, then this Agreement shall become effective as to the other Shareholders who execute this Agreement.

23.  No Presumption Against Drafting Party.  Each of the parties to this Agreement acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, Purchaser and the Shareholders have caused to be executed or executed this Agreement as of the date first written above.

ONX ACQUISITION LLC By: Marlin Equity Partners III, L.P., its Manager By: Marlin Ultimate GP, LLC, its General Partner By: /s/ Stephen Johnson Name: Stephen Johnson Title: Authorized Signatory

IN WITNESS WHEREOF, Purchaser and the Shareholders have caused to be executed or executed this Agreement as of the date first written above.

MAK CAPITAL FUND LP
   By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
      Name:  Michael A. Kaufman
      Title:  Managing Member

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: /s/ Michael J. Berner
      Name:  Michael J. Berner
      Title:  Vice President

SCHEDULE A

SHAREHOLDERS

Shareholder (Notice Address)	Owned Shares	Covered Shares (Strategic Transactions)	Covered Shares (Other Transactions)
MAK Capital Fund LP c/o Dundee Leeds Management Services Ltd., 129 Front Street, Hamilton, HM 12, Bermuda	5,284,648	2,838,079	3,990,670
Sunrise Partners Limited Partnership Two America Lane Greenwich, Connecticut 06836-2571	1,772,286	1,772,286	1,772,286
TOTAL:	7,056,934	4,610,365	5,762,956

EXHIBIT C

Execution Version

AMENDED AND RESTATED VOTING TRUST AGREEMENT

THIS AMENDED AND RESTATED VOTING TRUST AGREEMENT (this “Agreement”), dated as of May 31, 2011, is by and among MAK Capital Fund LP, a Bermuda limited partnership and its Affiliates (“MAK”) and Paloma International L.P., a Delaware limited partnership which is the parent of Sunrise Partners Limited Partnership, a Delaware limited partnership (“Paloma,” and together with MAK, the “MAK Shareholders), and Computershare Trust Company, N.A. a national banking association, as trustee (the “Trustee,” and together with the MAK Shareholders, the “Parties”).

RECITALS

WHEREAS, the Parties entered into the Voting Trust Agreement as of December 31, 2009 (the “Original Voting Trust Agreement”) in connection with the submission to the shareholders of Agilysys, Inc., an Ohio corporation (the “Company”) at a special meeting of the Company shareholders, which was held on February 18, 2010, at which, pursuant to and in accordance with Section 1701.831 of the Ohio Revised Code (the “Control Share Acquisition Statute”), the Company shareholders authorized the MAK Shareholders’ acquisition of additional shares of common stock, without par value of the Company (the “Common Stock”) that, when added to the MAK Shareholders then current share ownership, would equal one-fifth or more (but less than one-third) of the Company’s voting power in the election of directors (the “Share Acquisition”); and

WHEREAS, the Parties wish to amend and restate the Original Voting Agreement to, among other things, address and clarify the potential effect on the voting trust created by the Original Voting Trust Agreement and any successor voting agreement thereto with respect to such trust (the “Voting Trust”), were the MAK Shareholders to Beneficially Own one-third or more of the total outstanding Voting Securities, as a result of a decrease in the total number of Voting Securities outstanding.

NOW, THEREFORE, in consideration of the mutual agreements of the parties contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and affirmed, the Parties agree to amend and restate the provisions of the Original Voting Trust Agreement as herein set forth:

ARTICLE I.

CERTAIN DEFINITIONS

Section 1.1            Capitalized Terms.  Certain capitalized terms used in this Agreement shall have the following meanings:

(a)           “Affiliate” means any Person that directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with, the first mentioned person.

(b)           “Beneficially Owned” means the ownership of Voting Securities by a Person that is deemed to be the Beneficial Owner thereof.

(c)           “Beneficial Owner” has the meaning given to it by Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

(d)           “Control” (including the terms “controlled,” “controlled by”, or “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of an entity.

(e)           “Excess Shares” means (1) at any time that the MAK Shareholders shall Beneficially Own at least one-third of the total outstanding Voting Securities, the number of shares of Common Stock Beneficially Owned by the MAK Shareholders which exceed the product of 29.87% of the difference between (i) the total outstanding Voting Securities and (ii) the number of shares of Common Stock Beneficially Owned by the MAK Shareholders; or (2) at any time that the MAK Shareholders shall Beneficially Own less than one-third of the total outstanding Voting Securities, the number of shares of Common Stock Beneficially Owned by the MAK Shareholders which represents more than 20% of the then outstanding Voting Securities.  For avoidance of doubt, the determination of the total outstanding Voting Securities shall be made by reference to all of the voting power of the shares of capital stock of the Company entitled to vote in the election of directors.

(f)           “Other Shares” means, at any time, the number of shares of Common Stock Beneficially Owned by MAK Shareholders which are not Excess Shares.

(g)           “Other Transaction” means any transaction or other action requiring authorization of the Company’s shareholders, in each case, that is not a Strategic Transaction, that, pursuant to the Company’s Articles of Incorporation, Code of Regulations or the Ohio General Corporation Law, requires the affirmative vote of at least two-thirds of the voting power of the Company at such time.  For the avoidance of doubt, if any such transaction or other action, in each case, that is not a Strategic Transaction, requires the affirmative vote of at least two-thirds of the voting power of the Company pursuant to the Company’s Articles of Incorporation, Code of Regulations or the Ohio General Corporation Law as of the date hereof, but such voting threshold is lower than two-thirds for any reason after the date hereof, then such transaction or other action shall not be deemed to be an “Other Transaction” for purposes of this Agreement.

(h)           “Other Transaction Excess Shares” means, (1) at any time that the MAK Shareholders shall Beneficially Own at least one-third of the total outstanding Voting Securities, the number of shares of Common Stock Beneficially Owned by the MAK Shareholders which exceed the product of 37.47% of the difference between (i) the total outstanding Voting Securities and (ii) the shares of Common Stock Beneficially Owned by the MAK Shareholders; or (2) at any time that the MAK Shareholders shall Beneficially Own less than one-third of the total outstanding Voting Securities, the number of shares of Common Stock Beneficially Owned by MAK Shareholders which represents more than 25% of the then outstanding Voting Securities.

(i)           “Parties” has the meaning given to it in the recitals.

(j)           “Person” means any individual, corporation, partnership, limited liability partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization, governmental entity or any other entity.

(k)           “Strategic Transaction” means any merger, consolidation, conversion, sale or disposition of stock, sale or disposition of assets or other business combination transaction, in each case, that, pursuant to the Company’s Articles of Incorporation, Code of Regulations or the Ohio General Corporation Law, requires the affirmative vote of at least two-thirds of the voting power of the Company at such time.  For the avoidance of doubt, if any such merger, consolidation, conversion, sale or disposition of stock, sale or disposition of assets or other business combination transaction requires the affirmative vote of at least two-thirds of the voting power of the Company pursuant to the Company’s Articles of Incorporation, Code of Regulations or the Ohio General Corporation Law as of the date hereof, but such voting threshold is lower than two-thirds for any reason after the date hereof, then such transaction shall not be deemed to be a “Strategic Transaction” for purposes of this Agreement.

(l)            “Voting Securities” means shares of Common Stock and any class of capital stock of the Company that are then entitled to vote generally in the election of directors.

ARTICLE II.

DECLARATION OF TRUST

Section 2.1            Purpose of the Voting Trust. The purpose of the Voting Trust is to hold the Excess Shares and to set forth the manner in which the Trustee shall hold and vote the Excess Shares.

Section 2.2            Transfer of Excess Shares. If at any time after the date hereof, the MAK Shareholders shall Beneficially Own Excess Shares, the MAK Shareholders shall cause such shares to be issued in book form (or physical form) to and in the name of  the Trustee, as Voting Trustee under this Agreement, and cause such Excess Shares if in physical form to be delivered to the Trustee, and the Trustee shall issue voting trust certificates registered in the name of the Beneficial Owner thereof.  The Trustee is hereby fully authorized and empowered to receive from the MAK Shareholders such Excess Shares and upon such receipt the Excess Shares shall become the assets of the Voting Trust.

Section 2.3            Acceptance by Trustee. The Trustee hereby accepts (a) the trust created by this Agreement, (b) the appointment to serve as trustee hereunder and (c) the Excess Shares to be held as the assets of the Voting Trust. The Trustee agrees to hold the Excess Shares, to perform any act in respect of the Excess Shares and to release the Excess Shares only in accordance with the terms of this Agreement, and shall not have the power or authority to engage in any other activity or perform any act except in pursuit of the foregoing purpose and any activity that is necessary or incidental to the foregoing purpose.

Section 2.4            Evidence of Beneficial Interest. The MAK Shareholders shall be beneficiaries of the Voting Trust.  Ownership of a beneficial interest in the Voting Trust may be evidenced by voting trust certificates as maintained on the books and records of the Voting Trust by the Trustee.

Section 2.5            Nature of Voting Trust. The Voting Trust is intended to be a common law trust and is not intended to be and shall not be deemed to be, and shall not be treated as, a general partnership, limited partnership, joint venture, corporation, joint stock company, association or any other type of business entity. For purposes of this Agreement, the MAK Shareholders’ relationship to the Trustee shall be solely that of beneficiaries of the Voting Trust created by this Agreement.

ARTICLE III.

THE TRUSTEE

Section 3.1            Term of Service. The Trustee shall serve until the earlier of (a) the termination of the Voting Trust in accordance with this Agreement or (b) such Trustee’s resignation, removal or liquidation.  The Trustee may file this Agreement with the Secretary of the Company and may surrender stock certificates representing Excess Shares to the Company for cancellation and re-issuance of such Excess Shares in the name of the Trustee.

Section 3.2            Trust Continuance. The resignation, removal or liquidation of the Trustee shall not terminate the Voting Trust or revoke any existing agency created by the Trustee pursuant to this Agreement or invalidate any action theretofore taken by the Trustee, and each successor Trustee agrees that the provisions of this Agreement shall be binding upon and inure to the benefit of the successor Trustee and all his, her or its heirs and legal and personal representatives, successors or assigns.

Section 3.3            Services. The Trustee shall be entitled to engage in such other activities as it deems appropriate that are not in conflict with this Agreement.

Section 3.4            Resignation. The Trustee may resign at any time upon thirty (30) days written notice to the MAK Shareholders; provided that such resignation shall only become effective upon the appointment of a successor Trustee that shall become fully vested with all of the rights, powers, duties and obligations of its predecessor, whereupon the predecessor Trustee shall be fully released from all responsibilities relating to the Voting Trust.

Section 3.5            Removal of Trustee. The Trustee may be removed at any time, upon thirty (30) days written notice to the Trustee, with or without cause, by the MAK Shareholders, and an individual or individuals and/or bank or trust company may be appointed by MAK Shareholders as successor Trustee. If the Trustee resigns or is removed or otherwise ceases to serve as Trustee hereunder and the MAK Shareholders fails to select a successor Trustee within thirty (30) business days thereafter, any interested party (including the predecessor Trustee) may petition a court of competent jurisdiction for the appointment of a successor Trustee.

Section 3.6            Compensation and Expenses of Trustee. During the period of its service as the Trustee, the Trustee shall receive from the MAK Shareholders reasonable compensation as shall be agreed upon from time to time by the Trustee and the MAK Shareholders (and which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) for all services rendered by the Trustee hereunder and the MAK Shareholders shall reimburse the Trustee for all reasonable expenses (including reasonable attorneys’ fees) of the Trustee in performing its services hereunder.

Section 3.7            General Powers of the Trustee. (a) The Trustee is expressly authorized in accordance with the terms and conditions of this Agreement (i) to maintain record ownership of the Excess Shares, (ii) to vote or take any action by written consent with respect to all Excess Shares held by it pursuant to this Agreement, in person or by proxy, at all meetings of the stockholders of the Company and in all proceedings, actions or instruments where a vote or written consent of stockholders of the Company may be required or permitted by law and (iii) to distribute, directly or through one of its affiliates, the Excess Shares to such beneficiaries as are entitled to receive them in accordance with this Agreement.  In furtherance thereof, the Trustee is expressly authorized to cause the release from the Voting Trust any shares of Common Stock which are no longer Excess Shares upon receipt of a written instruction from a MAK Shareholder.  In addition, the Trustee shall have the following duties, which shall all be carried out in the State of  Ohio or such other jurisdiction as the Trustee shall, from time to time, select as the situs of the trust:

(i)           To maintain records of the Voting Trust.

(ii)          To maintain an office for Trustee meetings and other trust business.

(iii)         To respond to inquiries concerning the Voting Trust from the MAK Shareholders.

(iv)         To execute documents with respect to Voting Trust account transactions, if any.

(v)          To initiate transactions on behalf of the Voting Trust, if any.

(vi)         To retain accountants, attorneys, agents and other advisers in connection with the performance of the Trustee’s duties.

(vii)        At the MAK Shareholder’s request and expense, to prepare or arrange for the preparation of all applicable tax returns and tax reporting on behalf of the Voting Trust. In the event the  MAK Shareholder requests the Trustee prepare any tax returns, the Trustee is authorized to engage such independent accountant for the preparation of such tax returns as is reasonably acceptable to the  MAK Shareholder.

(b)           The Trustee shall not have any duty or obligation to manage, control, prepare, file or maintain any report, financing or continuation statement, license or registration, use, sell, dispose of or otherwise deal with the Excess Shares, or otherwise to take or refrain from taking any action under or in connection with this Agreement or any other documents except pursuant to the express terms of this Agreement or to otherwise perfect or maintain the perfection of any security interest or lien granted to it hereunder or to prepare or file any SEC filing for the Voting Trust, the Trust assets or as relates to the MAK Shareholders or to record this Agreement or any document.

(c)           The Trustee shall be under no obligation to institute, conduct or defend any litigation, arbitration or other proceeding under this Agreement or otherwise or in relation to this Agreement (including, without limitation, in respect of any claim made relating to the Trust assets or the MAK Shareholders).

(d)           The Trustee shall incur no liability if, by reason of any provision of any present or future law or regulation thereunder, or by any force majeure event, including but not limited to natural disaster, war or other circumstances beyond its reasonable control, the Trustee shall be unable, prevented or forbidden from doing or performing any act or thing which the terms of this Agreement provide shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Agreement.

(e)           The Trustee shall not be required to take any action hereunder or otherwise if the Trustee in the opinion of nationally-recognized outside counsel, that such action is likely to result in liability on the part of the Trustee or is contrary to the terms hereof or is otherwise contrary to law.

(f)           The Trustee shall not be responsible for or in respect of the validity or sufficiency of this Agreement or for the due execution hereof by the MAK Shareholders or for the form, character, genuineness, sufficiency, value or validity of any of the Excess Shares.

Section 3.8            Standard of Care; Exculpation. Neither the Trustee nor any director, officer, affiliate, employee, employer, professional, agent or representative of the Trustee shall be personally liable in connection with the affairs of the Voting Trust to any person or entity except for such acts or omissions of the Trustee as shall constitute fraud, willful misconduct or gross negligence. Subject to the foregoing:

(a)           The Trustee shall be entitled to assume the validity and enforceability of all documents provided to it and that, subject to its reasonable belief, such documents are genuine and signed by the proper party or parties, without further inquiry;

(b)           The Trustee shall not be liable with respect to any action taken or omitted to be taken by it in accordance with the instructions provided hereunder;

(c)           The Trustee shall not be responsible for or in respect of and makes no representation as to the validity or sufficiency of any provision of this Agreement or for the due execution hereof by the other parties or for the form, character, genuineness, sufficiency, value or validity of any of the Trust estate;

(d)           Whenever the Trustee is unable to decide between alternative courses of action permitted or required by the terms of this Agreement, or is unsure as to the application, intent, interpretation or meaning of any provision of this Agreement, the Trustee shall promptly give notice (in such form as shall be appropriate under the circumstances) to the MAK Shareholders requesting instruction as to the course of action to be adopted, and, to the extent the Trustee acts in good faith in accordance with any such instruction from the MAK Shareholders, the Trustee shall not be liable on account of such action to any person. If the Trustee shall not have received appropriate instructions within ten calendar days of sending such notice (or within such shorter period of time as reasonably may be specified in such notice or may be necessary under the circumstances) it may, but shall be under no duty to, take or refrain from taking such action which is consistent, in its view, with this Agreement, and the Trustee shall have no liability to any person for any such action or inaction;

(e)           The Trustee shall incur no liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond or other document or paper (any of which may be delivered to the Trustee by facsimile or electronically) reasonably believed by it to be genuine and reasonably believed by it to be signed by the proper party or parties and need not investigate any fact or matter in any such document as long as the Trustee has otherwise satisfied its obligations under this Agreement; and

(f)           The Trustee may accept a certified copy of a resolution of the board of directors or other governing body of any corporate party as conclusive evidence that such resolution has been duly adopted by such body and that the same is in full force and effect.

Section 3.9            Indemnification. The MAK Shareholders shall be liable as primary obligor for, and shall indemnify the Trustee and its successors, assigns, officers, directors, employees affiliates and agents (the “Indemnified Parties”) from and against, any and all liabilities, obligations, losses, damages, taxes, claims, actions and suits, and any and all reasonable out of pocket costs, expenses and disbursements (including reasonable legal fees and expenses) of any kind and nature whatsoever (“Liabilities”) which may at any time be imposed on, incurred by, or asserted against the Trustee or any other Indemnified Party in any way relating to or arising out of this Agreement, the Excess Shares, the administration of the Trust or the action or inaction of the Trustee or any other Indemnified Party hereunder, except only that the MAK Shareholders shall not be liable for or required to indemnify an Indemnified Party from and against Liabilities arising or resulting from such Indemnified Party’s gross negligence, fraud, or willful misconduct. The indemnities contained in this Section shall survive the resignation or termination of the Trustee or the termination of this Agreement. Notwithstanding any other provision of this Agreement, in no event shall the Trustee be liable (i) for special, consequential or indirect damages or for any loss of business or profits or loss of opportunity, (ii) for the acts or omissions of its nominees, correspondents, agents or any depository or (iii) for the acts or omissions of brokers or dealers even if apprised of the possibility of such damages, losses, or expenses.

Section 3.10          No Liability for Acts of Successor, Predecessor Trustee. Upon delivery of the Excess Shares to a successor Trustee, the predecessor Trustee shall have no further liability or responsibility with respect thereto. A successor Trustee shall have no duty to examine or inquire into the acts or omissions of their immediate or remote predecessors and no successor Trustee shall be in any way liable for the acts or omissions of any predecessor Trustee unless the successor Trustee expressly assumes such responsibility.

Section 3.11          Agents, Etc. In the exercise or administration of the trust hereunder, in the exercise of its rights and powers and in the performance of its duties and obligations under this Agreement, the Trustee: (i) may act directly or through its agents (including its affiliates), attorneys, custodians or nominees pursuant to agreements entered into with any of them, and although the Trustee shall be responsible for all obligations of the Trustee hereunder, the Trustee shall not be liable for the conduct or misconduct of such agents, attorneys, custodians or nominees if such agents, attorneys, custodians or nominees shall have been selected by the Trustee in good faith, and (ii) may consult with counsel, accountants and other skilled professionals to be selected in good faith and employed by it, and the Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the opinion or advice of any such counsel, accountants or other such persons as long as no officer of the Trustee having direct responsibility for the administration of this Agreement has any actual knowledge that such opinion or advice is inappropriate or based on incorrect information.

Section 3.12          Trustee Acts as Trustee. In accepting the Voting Trust created hereby, the Trustee acts solely as trustee hereunder and not in any individual capacity, and all persons having any claim against the Trustee by reason of the transactions contemplated hereby shall not have any recourse to the Trustee in its individual capacity, except in the case of gross negligence, fraud or willful misconduct of the Trustee.

Section 3.13          No Expenses for the Trustee. The Trustee shall not have any obligation by virtue of this Agreement to spend any of its own funds, or to take any action which could, in the judgment of such Trustee, result in any cost or expense being incurred by the Trustee other than in connection with its own obligations hereunder. The Trustee shall not be required to take any action or refrain from taking any action under this Agreement unless it shall have been indemnified by the MAK Shareholders in a manner and form satisfactory to such Trustee against any liability, cost or expense (including counsel fees) which may be incurred in connection therewith. No provision of this Agreement shall be deemed to impose any duty on the Trustee to take any action if the Trustee shall have been advised by counsel that such action would expose it to personal liability, is contrary to the terms hereof or is contrary to law.

Section 3.14          MAK Shareholders Bound. Every MAK Shareholder shall be deemed conclusively for all purposes to have assented to this Agreement and to all of its terms, conditions and provisions and shall be bound thereby with the same force and effect as if such holder or bearer had executed this Agreement.

ARTICLE IV.

DUTIES OF THE TRUSTEE

Section 4.1            Excess Shares. In the event that the shares of Common Stock Beneficially Owned by the MAK Stockholders shall equal or exceed one-third or more of the total outstanding Voting Securities, as a result of a decrease in the total number of Voting Securities outstanding, then the number of Excess Shares shall be recalculated, and if there shall be an increase to the number of Excess Shares, the MAK Shareholders shall transfer to the Voting Trust additional shares of Common Stock equal to such increase, or if there shall be a decrease to the number of Excess Shares, a number of shares of Common Stock equal to such decrease shall be released from the Voting Trust and shall cease to be Excess Shares.  In addition, at any time after the date that this Agreement shall become effective, if the Company shall set a record date for a meeting of shareholders or other proposed action by the Company shareholders, the number of Excess Shares shall be recalculated based upon the number of outstanding Voting Securities as of the established record date.

Section 4.2            Excess Share Mechanics.  In order to implement a change to the number of shares of Common Stock comprising the Excess Shares, the MAK Shareholders shall submit to the Trustee a written calculation of the Excess Shares, which calculation may rely on the filings of the Company with the Securities and Exchange Commission as to the number of shares of Voting Securities outstanding as of a most recent date.

Section 4.3            Voting.

(a)           For so long as this Agreement is in effect, if at any time after the date hereof there is a shareholder vote to approve a Strategic Transaction, the Trustee shall vote the Excess Shares, solely in connection with a shareholder vote in favor of or against or abstaining from voting with respect to such Strategic Transaction, in the same proportion as those Voting Securities that are not Excess Shares are voted by the Company’s shareholders (including the Other Shares held by MAK Shareholders).

(b)           For so long as this Agreement is in effect, if at any time after the date hereof there is a shareholder vote to approve any Other Transaction, the Trustee shall vote the Other Transaction Excess Shares, solely in connection with a shareholder vote in favor of or against or abstaining from voting with respect to such Other Transaction in the same proportion as those Voting Securities that are not Other Transaction Excess Shares are voted by the Company’s shareholders (including the MAK Shareholders’ Voting Securities that are not Other Transaction Excess Shares).  Any other Excess Shares shall be voted according to the instructions of the MAK Shareholders.

(c)           To effectuate the voting of the Excess Shares pursuant to Section 4.3 (a) or Section 4.3 (b), the Trustee shall execute a proxy card in respect of the Excess Shares or Other Transaction Excess Shares, as the case may be,and complete the affidavit attached as Exhibit A, the original of which shall be sent express delivery to the Inspector of Elections, and a copy of which shall be sent express delivery to the Company and to the MAK Shareholders.

(d)           Except as provided in Sections 4.3(a), (b) and (c), the Excess Shares or the Other Transaction Excess Shares, as the case may be, shall be voted by the Trustee as directed by the Beneficial Owner thereof.

(e)           All other attributes of ownership of the Excess Shares (or Other Transaction Excess Shares, as the case may be) shall inure for the benefit of the Beneficial Owner thereof and the Trust shall take instructions from such Beneficial Owner in connection therewith, including but not limited to the sale or disposition of such Excess Shares.  Notwithstanding anything to the contrary, a Beneficial Owner shall be entitled to notify the Trustee in writing in the event that, as a result of the actions by a Beneficial Owner or otherwise, any Voting Securities shall no longer represent Excess Shares, and the Trustee shall cause certificates representing such shares to be returned to the Beneficial Owner, reissued in the name of such Beneficial Owner, or cause such shares to be delivered pursuant to such Beneficial Owner’s instructions.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES

Section 5.1           Representations and Warranties of the MAK Shareholders.  Each MAK Shareholder, severally and not jointly, represents and warrants that:

(a)           This Agreement has been duly authorized, executed and delivered by the MAK Shareholder and, assuming that this Agreement constitutes a valid and binding obligation of the Trustee, constitutes a valid and binding obligation of the MAK Shareholder, enforceable against the MAK Shareholder in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity).

(b)           The execution and delivery of this Agreement by the MAK Shareholder do not, and the performance by the MAK Shareholder of its obligations under this Agreement will not, (i) to its knowledge, conflict with or violate any law, ordinance or regulation of any governmental entity applicable to the MAK Shareholder or (ii) conflict with or violate the governing documents of the MAK Shareholder.

Section 5.2           Representations and Warranties of the Trustee.  The Trustee represents and warrants that:

(a)           This Agreement has been duly authorized, executed and delivered by the Trustee and, assuming that this Agreement constitutes a valid and binding obligation of each MAK Shareholder, constitutes a valid and binding obligation of the Trustee, enforceable against the Trustee in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity).

(b)           The execution and delivery of this Agreement by the Trustee do not, and the performance by the Trustee of its obligations under this Agreement will not, (i) to its knowledge, conflict with or violate any law, ordinance or regulation of any governmental entity applicable to the Trustee or (ii) conflict with or violate the governing documents of the Trustee.

ARTICLE VI.

TERMINATION

Section 6.1           Termination.  Subject to Section 6.2, this Agreement shall be terminated automatically (a) if the vote necessary to approve Strategic Transactions and Other Transactions is lowered to the affirmative vote of a majority of the then outstanding Voting Securities (from two-thirds), (b) if the MAK/Paloma group dissolves subject to Section 6.3 below, or if the MAK Shareholders cease to Beneficially Own any Excess Shares, (c) on December 31, 2019; provided that this Agreement shall be extended for an additional five years, if at such time the MAK Shareholders shall continue to hold Excess Shares, or (d) at any time that any Person (other than the MAK Shareholders) shall be deemed to Beneficially Own greater than 20% of the then outstanding Voting Securities; provided, however, that this Agreement shall not terminate pursuant to Section 6.1(d) if such Person shall, prior to or simultaneously with acquiring Voting Securities in an amount greater than 20% of the then outstanding Voting Securities, enter into a voting agreement that restricts such Person’s ability to vote such Voting Securities in a manner that is at least as restrictive, with respect to the voting of Voting Securities Beneficially Owned by such Person, as the provisions applicable to the MAK Shareholders under this Agreement.  Prompt written notice shall be delivered to the Trustee upon any such cause of termination detailed in this Section 6.1.

Section 6.2           Effect of Termination.  Upon termination of this Agreement, the rights and obligations of the Parties will terminate and become void without further action by any Party, except for the provisions of Article III and Article VII which will survive such termination, and any shares of Voting Securities or other securities held by the Trustee under this Agreement shall be returned to the Beneficial Owner thereof or delivered pursuant to the directions of the Beneficial Owner thereof.

Section 6.3           Dissolution of MAK/Paloma Group.  In the event that MAK and Paloma are no longer members of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, then this Agreement shall become null and void with respect to any of the MAK Shareholders that Beneficially Owns less than 20% of the then outstanding Voting Securities (except for the provisions of Article VII, which will survive such termination).  Prompt written notice shall be delivered to the Trustee of any such dissolution of the MAK/Paloma group.

ARTICLE VII.

MISCELLANEOUS

Section 7.1           Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, by facsimile (with confirmation) or by an overnight courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)           if to the MAK Shareholders to:

MAK Capital Fund LP
590 Madison Ave, 9th Floor
New York, New York 10022
Facsimile:	212-486-4779
Attention:	David Smith, Chief Operating Officer

and

Paloma International L.P.
Two American Lane
Greenwich, Connecticut 06831
Facsimile:	203-861-3210
Attention:	Michael J. Berner

with a copy to:

McCarter & English, LLP
245 Park Avenue, 27 Floor
New York, New York 10167
Facsimile:	212-999-6891
Attention:	Howard M. Berkower

(b)       if to the Trustee

Computershare Trust Company, N.A.
350 Indiana Street, Suite 750
Golden, CO 80401
Facsimile:	303-262-0608
Attention:	John Wahl / Rose Stroud

Section 7.2            No Third Party Beneficiaries.  Except for the Company which shall be a third party beneficiary of this Agreement, this Agreement is not intended to confer any rights or remedies upon any Person other than the Parties.

Section 7.3           Assignment; Amendments; Successors.  Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party, in whole or part (whether by operation of law or otherwise), without the prior written consent of the other Parties, and any attempt to do so will be null and void.  This Agreement may not be amended except by written agreement signed by all of the Parties.  This Agreement will inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

Section 7.4            Entire Agreement; Counterparts.  This Agreement constitutes the entire agreement among the Parties and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter of this Agreement.  This Agreement may be executed in any number of counterparts, all of which shall be deemed to be one and the same agreement.  Executed copies of this Agreement may be delivered by facsimile or other electronic transmission.

Section 7.5            Specific Performance.  The Parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms and that the Parties shall be entitled to seek an injunction or injunctions, without the requirement of posting a bond or other security, to prevent breaches of this Agreement and to enforce its specific terms, without limiting any other remedy at law or in equity.

Section 7.6           Interpretation.  When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement, unless otherwise indicated.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.7           Severability.  If any term or provision of this Agreement is found to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible, to the fullest extent permitted by applicable law, in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 7.8           Effective Date.  This Agreement shall become effective at such time, if any, that the number of shares of Common Stock Beneficially Owned by the MAK Shareholders shall equal or exceed one-third of the total Voting Securities outstanding, as a result of a decrease in the total number of Voting Securities outstanding.  For avoidance of doubt, the Original Voting Trust Agreement shall be in full force and effect until the number of shares of Common Stock Beneficially Owned by the MAK Shareholders shall equal or exceed one-third of the total Voting Securities outstanding, as a result of a decrease in the total number of Voting Securities outstanding, in which case this Agreement shall become effective.

Section 7.9           GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF OHIO, WITHOUT GIVING EFFECT TO ANY APPLICABLE PRINCIPLES OF CONFLICT OF LAWS.

Section 7.10          SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL.  ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS ARISING HEREUNDER BROUGHT BY ANY PARTY OR ITS SUCCESSORS OR PERMITTED ASSIGNS SHALL BE BROUGHT AND DETERMINED EXCLUSIVELY IN THE STATE AND FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK.  EACH PARTY AGREES THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 7.1 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY APPLICABLE LAWS WILL BE VALID AND SUFFICIENT SERVICE THEREOF.  EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed as of the date first written above.

THE SHAREHOLDERS:

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman
Managing Member

PALOMA INTERNATIONAL L.P.
By:	Paloma Partners Management Company,
general partner

By:	/s/ Michael J. Berner
Michael J. Berner
Executive Vice President

THE TRUSTEE:

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ John M. Wahl
John M. Wahl
Corporate Trust Officer

Signature Page to Voting Agreement